FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 22, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles Remuneration Committee Chairman appointment.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, November 22, 2004

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that, as provided for in Telefónica Móviles by-laws, article 19 bis, and once elapsed the four year term therein established, the Audit and Control Committee held on November 17, has decided the substitution of the independent Director, Mr. Miguel Canalejo Larrainzar as Chairman and the appointment for such office of the also independent director Mr. Javier Echenique Landiribar.

Due to the abovementioned appointment, the Appointment and Remuneration Committee held likewise on November 17, decided the substitution of Mr. Javier Echenique Landiribar as Chairman of the mentioned Committee and the appointment of the independent Director Mr. José Maria Mas Millet as new Chairman.

The abovementioned appointments do not entail any alteration in the composition of both Committees that continue to be formed by the same members.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: November 22, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel